

FOR IMMEDIATE RELEASE

FileNet Announces Preliminary
Second Quarter Financial Results

COSTA MESA, Calif.— July 7, 2003—FileNet Corporation (Nasdaq: FILE) today announced preliminary financial results for the second quarter ended June 30, 2003.

The company expects to report total revenue of approximately $85 million versus company guidance of $90.0 million for the second quarter. Software revenue is expected to be approximately $32.0 million. Earnings per share, on a GAAP basis, are expected to be between $.01 and $.03 a diluted share versus company guidance of between $.04 and $.06.   Cash and investments at June 30, 2003 are expected to be approximately $205 million with no long-term debt.

"Results for the quarter were largely impacted by the delay or deferral of several large transactions," stated Lee Roberts, FileNet's chairman and CEO. Despite this we continue to see positive indications that our strategy of expanding our leadership position in the Enterprise Content Management market is on target. We believe market acceptance, interest and demand for ECM continues to increase and we remain optimistic about our market position and long-term prospects."

Conference Call - Today

FileNet will hold a brief conference call today at 7:00 am Pacific Time to discuss preliminary results. To listen to the call live, dial (888) 821-2773. To listen to the replay, dial (800) 642-1687 or (706) 645-9291. The conference call ID number is 1635085 for all calls. A replay of the audio will be available, beginning at 9:00 a.m. PT on July 7, 2003, through midnight PT July 14, 2003.

Conference Call – July 23, 2003

The company emphasized that the results are preliminary and that actual results could vary when the company reports final earnings for the second quarter on July 23, 2003 at 7:00 am Pacific Time. To listen to the call live, dial (888) 821-2773 or (706) 634-7555. To listen to the replay, dial (800) 642-1687 or (706) 645-9291. The conference call ID number is 1272665 for all calls.   The call will be broadcast live over the Internet. To listen to the live audio Web cast via the Internet, please follow the instructions that will be available on the investor relations' section of FileNet's Web site at http://www.filenet.com.

About FileNet
FileNet Corporation (NASDAQ: FILE) helps organizations make better decisions by managing the content

and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organizations, automating and streamlining their business processes, and providing the full-spectrum of connectivity needed to simplify their critical and everyday decision-making.

FileNet ECM solutions deliver a comprehensive set of capabilities that integrate with existing information systems to provide cost-effective solutions that solve real-world business problems.

Since the Company's founding in 1982, more than 3,900 organizations, including 80 of the Fortune 100, have taken advantage of FileNet solutions for help in managing their mission-critical content and processes.

Headquartered in Costa Mesa, Calif., the Company markets its innovative ECM solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are based on our current expectations, estimates and projections about our business and our industry, management's beliefs and certain assumptions made by us. These forward-looking statements relate to our estimated revenue and earnings results, cash position and DSO's for the quarter ended June 30, 2003; our business strategy; the condition of the ECM market and our business prospects. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for FileNet include, but are not limited to, our continuing assessment of our financial results for the second quarter of 2003, the volume of our sales and pricing concessions on volume sales; our ability to specify, develop or acquire, complete, introduce, market, distribute and gain market acceptance for new products and technologies in a timely manner; the mix of products and services sold by us; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; our ability to control expenses; announcements of technological innovations, new products or product enhancements by the company or its competitors; the emerging nature of the Enterprise Content Management market; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; changing relationships with customers, distributors, suppliers and strategic partners; potential contractual or employment issues; our ability to integrate acquired businesses; and general conditions in the worldwide economy and the software/technology sector and other factors. Our Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Investor Contact:
Greg Witter
FileNet Corporation
Phone: 714-327-3405
Email: gwitter@filenet.com

Media Contact:
Tom Hennessey
FileNet Corporation
Phone: 714-327-5050
Email: thennessey@filenet.com